By Electronic Mail

October 5, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Pyxis Tankers Inc.

Amendment No. 3 to Registration Statement on Form F-4

Filed September 28, 2015

File No. 333-203598

Dear Ms. Block:

On behalf of our client, Pyxis Tankers, Inc. (“Pyxis” or the “Company”), we hereby respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made with respect to Amendment No. 3 to Registration Statement on Form F-4, filed September 28, 2015 (“Amendment No. 3”), as such comments were set forth in your letter dated October 2, 2015. A marked version of Amendment No. 4 to Registration Statement on Form F-4 (the “Amendment No. 4”) reflecting all changes from Amendment No. 3 will be sent to the Staff supplementally.

In order to complete portions of Amendment No. 4 that involve matters relating to LookSmart Ltd. (“LookSmart”) or its proxy statement and related proxy materials, the Company has relied on information or disclosure furnished by LookSmart. The Company has indicated in its responses below the instances where it received such information and assistance. For your convenience, we have repeated the Staff’s comments below in bold type, and have followed each comment with the Company’s response in plain type.

Opinion of Financial Advisor to the Board of Directors, page 20

1.	We note the added disclosure in response to our prior comment 2. Please provide a Question and Answer about the Merger Agreement providing for the pledge of most of Holdco shares to Pyxis for two years and the constraint on the disposition of the LookSmart operating business during this period of time. In the added Question and Answer disclosure, please explain how those provisions in the Merger Agreement may affect the shareholders of LookSmart Group, Inc.

In response to Staff’s comment, an additional Question and Answer is included on page 15 of Amendment No. 4.

Status as an Emerging Growth Company, page 145

2.	We note your response to our prior comment 3 and reissue in part. In this respect, we note your disclosures throughout the filing that both Pyxis and Looksmart Group, Inc. will be considered emerging growth companies after the spin-off. We further note that LookSmart Group, Inc. will carry on the historical business of LookSmart, Ltd. following the spin-off, and that Looksmart, Ltd. completed its initial public offering of common stock in 1999. As such, please provide us with your analysis as to why LookSmart Group, Inc. qualifies as an emerging growth company upon consummation of the spinoff. Refer to Question and Answer 53 of the guidance provided in the Jumpstart Our Business Startups Act Frequently Asked Questions section of our website (http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm).

In response to Staff’s comment, the disclosure with regard to Holdco as an emerging growth company has been removed on page 145 of Amendment No. 4.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the undersigned at 212-370-1300 or swilliams@egsllp.com.

Very truly yours,

/s/ Sarah Williams
Sarah Williams

cc:	Valentios Valentis, Chief Executive Officer
Pyxis Tankers Inc.